                                                                   June 12, 2006

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mr. George F. Ohsiek, Jr., Branch Chief

Re:    Suburban Propane Partners, L.P.
       Form 10-K for Fiscal Year Ended September 24, 2005 Filed December 5, 2005
       Form 10-Q for Fiscal Quarter Ended December 24, 2005
       File No. 1-14222

Ladies and Gentlemen:

         This memorandum responds to the follow up comment from the staff of the
Securities and Exchange Commission (the "Staff") contained in a letter to
Suburban Propane Partners, L.P. (the "Partnership"), dated May 30, 2006, relating to the Form 10-K for the fiscal year ended September 24, 2005, filed on
December 5, 2005, and the Form 10-Q for the fiscal quarter ended December 24,
2005.

         Set forth below in bold is the comment in the Staff's letter.
Immediately following the Staff's comment is the Partnership's response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the
Staff's comment. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 24, 2005
--------------------------------------------------

FINANCIAL STATEMENTS, PAGE F-1
------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8
----------------------------------------------------

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9
-------------------------------------------------------------

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, PAGE F-9
-------------------------------------------------------

1.       WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 3 IN OUR LETTER DATED APRIL
         28, 2006. WE DO NOT BELIEVE THAT YOU HAVE JUSTIFIED CLASSIFYING
         UNREALIZED GAINS AND LOSSES ON DERIVATIVE INSTRUMENTS THAT ARE NOT
         DESIGNATED AS HEDGES AS OPERATING EXPENSES AND LATER RECLASSIFYING
         REALIZED GAINS AND LOSSES TO COST OF PRODUCTS SOLD, WHEN CONSIDERING
         PARAGRAPHS 238 AND 349-350 IN THE BASIS OF CONCLUSIONS TO SFAS 133.
         FURTHERMORE, WE BELIEVE THAT RECLASSIFYING REALIZED GAINS AND LOSSES
         ESSENTIALLY PRESENTS HEDGE ACCOUNTING-LIKE RESULTS IN THE LINE ITEM FOR
         COST OF PRODUCTS SOLD WITHOUT APPLYING THE STRICT RULES OF HEDGE
         ACCOUNTING. PLEASE TELL US YOUR BASIS IN GAAP FOR YOUR CONCLUSIONS. WE
         WOULD NOT OBJECT TO REVISION TO YOUR PRESENTATION ON A FUTURE FILINGS
         BASIS.

         While we believe that the Partnership's disclosure in both the footnotes to the consolidated financial statements and in Item 7A of our Annual Report on Form 10-K provides the necessary transparency of our accounting policies that is contemplated under paragraph 350 of
         SFAS 133, we understand the Staff's comment regarding the consistent presentation of realized and unrealized gains and losses on derivative instruments. Accordingly, beginning with our upcoming fiscal quarter ending June 24, 2006, we will classify all realized and unrealized gains and losses on derivative instruments within cost of products sold. Additionally, we will reclassify unrealized gains and losses to cost of products sold for all periods presented in order to maintain consistency of reporting between periods.

         In connection with responding to the Staff's comments, the Partnership hereby acknowledges that Suburban is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 24, 2005 and its Form 10-Q for the fiscal quarter ended December 24, 2005; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the
Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We appreciate the Staff's feedback. If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

                                    Very truly yours,

                                    /s/ MICHAEL A. STIVALA
                                    --------------------------
                                    Michael A. Stivala
                                    Controller and Chief Accounting Officer

Cc:  Ta Tanisha Henderson, Staff Accountant, Division of Corporation Finance,
     Mail Stop 3561
     Ellen Odoner, Weil, Gotshal & Manges LLP